FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of JANUARY, 2002
                                         ----------

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                         Form 20-F   X     Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes     No    X
                                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Oil & Gas Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   January 18, 2002                By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.

                             TRIMARK OIL & GAS LTD.

                      Suite 1305, 1090 West Georgia Street
                             Vancouver, BC, V6E 3V7
                   Phone: (604) 685-9316 Fax: (604) 683-1585
                            CDNX: TMK.V /OTCBB: TOGSF
--------------------------------------------------------------------------------




January 15, 2002


REPORT TO SHAREHOLDERS

Fiscal 2001 has been a difficult period for the Company. Significant exploration expenditures continue to be incurred in the San Joaquin Basin of California. To date, the Company has spent a total of approximately $11 million on East Lost Hills, San Joaquin and Regional California. To date only the ELH #1 has been completed as a producing well.

A review of the East Lost Hills Project is as follows:

- After completion of production facilities and a connection pipeline, the ELH #1 well commenced first production on February 6, 2001. It is currently producing from a zone in the lower portion of the Temblor formation. Production from the ELH #1 well has been constrained due to downstream factors, including processing, marketing and water disposal considerations. Anadarko is currently in the process of preparing to drill a water disposal well and to build associated pipeline and disposal facilities in order to remove the water disposal constraint that has affected the ELH #1 well.

- The ELH #2 well was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March, of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3MMCF/D), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently shut-in awaiting pipeline connection. No definitive date for completion of this work program has been provided by Anadarko.

- The ELH #3R well was drilled to a total measured depth of 21,769 feet to test the Temblor interval in a separate, seismically defined structure from the productive East Lost Hills structure. Due to steep dips encountered in the lower portion of the well, it was determined that the underlying secondary objective, the Point of Rocks formation, could not be reached in the existing wellbore. The well was plugged back to 19,370 feet measured depth for testing of the lower Temblor. Multiple zones in the lower Temblor section were perforated and tested in the well. Communication was established with the formation during testing and no hydrocarbons were recovered. The well has been suspended pending analysis of new seismic data and additional offset well information.

- The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The objective in drilling the ELH #4 well was to achieve production rates substantially higher than those in the ELH #1 well. The ELH #4 well was drilled to a depth of 20,800 feet. The wire-line logs indicate the reservoir quality of the sand packages in ELH #4 to be very similar to those in ELH #1. In the ELH #1 well, there was an area of lost circulation that did not occur on ELH #4. It should be noted that when drilling the ELH #1 substantially higher mud weights were used and this could account for some or all of the problems of lost circulation at ELH #1. In

Report to Shareholders
January 15, 2002
Page 2



     drilling the ELH #4 the well was cored in two different intervals with both 4" and 3" diameter core. Substantial time and money was spent on obtaining these core samples and detailed analysis of these samples has only recently been completed. In addition work is also ongoing in analyzing the results of the 3-D seismic shoot, which covers the entire East Lost Hills area. A decision was made to temporarily suspend the well in order to consider the results of core samples and seismic data. State and Federal regulations require that when a well is temporarily suspended all potential production zones must be sealed with cement plugs set above the zones. During the plugging operations on August 26, 2001, the ELH #4 well started to flow and it became necessary to flare off the gas and handle the produced condensate during the well control operations.

     The side-track of the ELH #4 well to position it over the top of the structure has commenced. This work program is expected to take approximately 100 days and should be completed by the end of the first quarter of 2002. As of January 10, 2002, this well was drilling at approximately 20,050 feet.

- The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well is projected to drill to approximately 21,000 feet and is designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was at 18,400 feet on January 10, 2002 and is expected to reach total depth by the end of the first quarter 2002.

Drilling of the Pyramid Hills Prospect (formerly Pyramid Power) commenced mid-November 2001 and is expected to reach total depth by the end of June 2002. The Pyramid Hills 1-9 was at 14,300 feet at January 10, 2002. The participants in this joint venture, on the recommendations of the operator, have determined that the Lucky Dog Prospect will not be drilled and accordingly, the joint venture has relinquished its interest in this prospect.

The Company participated in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been drill tested. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. The Company had approximately a 36% - 44% capital interest before payout (27% - 33% working interest after payout) in the prospects tested.

During fiscal 2001 and to date, exploratory test wells have been drilled on the Mica, Sequoia, Parsley, Merlot and Basil Prospects. No hydrocarbon bearing sands were encountered on test wells on the Sequoia, Parsley, Mica and Merlot Prospects. These wells were plugged and abandoned. The Company does not intend to pursue any further exploration of these prospects and the operator has quitclaimed the leases and relinquished them to the vendor. The operator has proposed to drill an additional well at the Basil Prospect.

The Basil Prospect is located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well must be drilled directional under a body of water from a land based position. The targets are believed to be at 4,500 feet but the well must be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports

Report to Shareholders
January 15, 2002
Page 3



throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well.

All indications on the mud log imply a discovery and it is intended to sidetrack this well from the same surface location using the existing casing down to 2,186 feet. The side-track will parallel the original hole to the same total depth of 7,829 feet. Due to environmental regulations the side-track cannot commence until a new permit has been obtained. A definitive drill date has not been determined but the operator expects that it will be between July 2002 and September 15, 2002.

Current low petroleum and natural gas prices and a recessionary market has resulted in very low stock prices for the Company, making it very difficult to raise additional funding without substantial dilution to the shareholders for the upcoming year's capital obligations. At this stage of the Company's development, management is reviewing other options. It is imperative that we secure the necessary capital to fund our anticipated obligations for the next two to three years before the project becomes self-financing. In order to facilitate future capital financing, the Company proposes to consolidate its share capital on a five for one basis.

On behalf of the Board,


/s/ Donald W. Busby

Donald W. Busby,
Chairman, President & CEO

                             TRIMARK OIL & GAS LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Trimark Oil & Gas Ltd. (hereinafter called the "Corporation") will be held in the Boardroom at the head office of the Corporation at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, on Thursday, the 21st day of February, 2002, at the hour of 10 o'clock in the forenoon (local time), for the following purposes:

1.   To receive the Report of the President;

2. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended August 31, 2001 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3.   To  appoint   Auditors  and  to  authorize   the  Directors  to  fix  their
     remuneration;

4.   To determine the number of Directors at four;

5.   To elect Directors;

6. To consider and, if thought fit, to pass a special resolution approving a consolidation of all of the Corporation's common shares, every five of such shares without par value being consolidated into one new common share or to such other consolidation ratio as may be deemed more suitable to meet the Corporation's objectives and is acceptable to the Board of Directors, the Canadian Venture Exchange and the Registrar of Corporations for the Yukon Territory, and if required by the Canadian Venture Exchange, to approve a name change to "Trimark Resources Ltd." or such other name as may be determined by the Board of Directors and approved by the regulatory authorities, as more particularly described in the accompanying Information Circular;

7. To consider and, if thought fit, to approve any alterations to, and/or exercise of, outstanding stock options held by insiders of the Corporation and the granting, alteration and/or exercise of new stock options to insiders of the Corporation at any time until the next annual general meeting, on terms within the policies of the Canadian Venture Exchange in effect at the time of alteration or granting;

8. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the President's Report referred to in item 1 above, as well as the Corporation's Quarterly Report for its fourth fiscal quarter which contains the Corporation's audited consolidated financial statements for the fiscal year ended August 31, 2001, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Vancouver, British Columbia, this 15th day of January, 2002.

                              BY ORDER OF THE BOARD

                                 /s/ Nick DeMare
                              Nick DeMare, Director

                             TRIMARK OIL & GAS LTD.
                      Suite 1305, 1090 West Georgia Street
                                 Vancouver, B.C.
                                     V6E 3V7

                              INFORMATION CIRCULAR
   (Containing information as at January 15, 2002 unless indicated otherwise)


SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Trimark Oil & Gas Ltd. (the "Corporation") for use at the Annual General Meeting of Shareholders of the Corporation (and any adjournment thereof) to be held on Thursday, February 21, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Information Circular have been approved by the Directors of the Corporation.


APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are a Director and the Secretary, respectively, of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, of 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Corporation, Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.


VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the meeting.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital: unlimited common shares without par value
Issued and Outstanding: 20,488,016 common shares without par value

Only Shareholders of record at the close of business on January 15, 2002, a day which is not less than 35 days prior to the date of the meeting (the "Record Date"), who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting. However, if a person has transferred the ownership of any of his/her/its shares after the Record Date and the transferee of those shares (i) produces properly endorsed share certificates, or (ii) otherwise establishes that he/she/it owns the shares, and demands, not later than 10 days before the date of the meeting, that his/her/its name be included in the list before the meeting the transferee will be entitled to vote his/her/its shares at the meeting.

Pursuant to National Policy 41, a Notice of Meeting and Record Date has been filed with all securities administrators of jurisdictions wherein the Corporation's registered shareholders have their addresses and has been given to the Canadian Venture Exchange at least 25 days before the Record Date, and pursuant to the Business Corporations Act (Yukon) a Notice of Meeting and Record Date was published in the "Yukon News" newspaper on January 7, 2002.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each common share registered in his name on the list of Shareholders, which is available for inspection during normal business hours at Computershare Trust Company and will be available at the meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Corporation.


ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to determine the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles and Bylaws of the Corporation, or with the provisions of the Yukon Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.


                                Principal Occupation and, If Not
Name, Position and              at Present an Elected Director,              Previous Service             Number
Country of Residence(1)         Occupation During the Past 5 Years(1)        as a Director             of Shares(2)
----------------------          -------------------------------------        ----------------          ------------

Donald W. Busby(3)              Independent Businessman                      Dec. 30, 1988               1,224,300(4)
Chairman, President, CEO
and Director
USA

Nick DeMare(3)                  Chartered Accountant                         Jan. 30, 1996                 420,369(5)
Director
Canada

George Muscroft(3)              Professional Mining Engineer                 Feb. 19, 1997                   Nil
Director
Canada

Richard Darrow                  Registered Geologist                         Feb. 22, 2001                  30,000
Director
USA


NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)  Denotes member of Audit Committee.

(4) Held by Boone Petroleum Inc., a private company wholly-owned by Mr. Busby. This does not include 674,000 common shares held by the Donald W. Busby 1999 Irrevocable Trust, an irrevocable trust as to which Mr. Busby was grantor but is not trustee. Mr. Busby disclaims beneficial ownership of all these shares.

(5) Includes 153,310 common shares and 261,059 common shares held by DNG Capital Corp. ("DNG") and 888 Capital Corp. ("888"), respectively. DNG is a private company wholly-owned by Mr. DeMare. 888 is a private company 50% owned by Mr. DeMare.

     The Corporation does not have an executive committee at present.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual, and each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $100,000 whether or not they are an executive officer at the end of the financial year.

The Corporation currently has one Named Executive Officer, Donald W. Busby (the "Named Executive Officer"). The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during the financial years ended August 31, 1999, 2000 and 2001:

                           Summary Compensation Table


                                       Annual Compensation                  Long Term Compensation
                                  --------------------------------    --------------------------------
                                                                             Awards            Payouts
                                                                      ----------------------   -------
                                                                     Securities   Restricted
                                                                       Under      Shares or                 All
                                                         Other        Options/    Restricted               Other
  Name and                                              Annual          SARs        Share        LTIP     Compen-
 Principal                        Salary     Bonus    Compensation     granted      Units      Payouts    sation
  Position             Year(1)      ($)       ($)         ($)          (#)(2)        ($)         ($)        ($)
-------------------    ------     ------     -----    ------------    ---------   ----------   -------   ---------

Donald W. Busby         2001        Nil       Nil         Nil         393,000/Nil     N/A         N/A     105,296(3)
Chairman, President,    2000        Nil       Nil         Nil             Nil/Nil     N/A         N/A      60,000(3)
CEO and Director        1999        Nil       Nil         Nil         605,100/Nil     N/A         N/A      69,987(3)



NOTES:

(1)  Financial years ended August 31, 1999, 2000 and 2001.

(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

(3) Amounts paid to private companies wholly owned by Mr. Busby. See also "Material Contracts".

                         Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's during the financial year ended August 31, 2001.

                            Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officer or directors during the financial year ended August 31, 2001.

                        Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of options to the Named Executive Officer during the past fiscal year ended August 31, 2001:


                                                  % of Total
                                                    Options
                                                   Granted to                           Market Value of
                                                   Directors,                             Securities
                           Securities Under      Employees and        Exercise or     Underlying Options
                           Options Granted       Associates in         Base Price      on Date of Grant       Expiration
         Name                   (#)(1)           Fiscal Year(1)       ($/Security)       ($/Security)            Date
---------------------      ----------------      --------------       ------------     -----------------      -----------

Donald W. Busby                393,000               46.24%             0.60(2)              0.59             Jan. 25/04



NOTES:

(1) Percentage of all options granted during the last fiscal year ended August 31, 2001.

(2) On December 31, 2001, the Corporation repriced, subject to Canadian Venture Exchange approval, the options to $0.15 per share. The closing price of the Corporation's shares on this date on the Canadian Venture Exchange was $0.14.


               Aggregated Option Exercises in Last Fiscal Year and
                          Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the financial year ended August 31, 2001 by the Named Executive Officer and the fiscal year-end value of unexercised options on an aggregated basis:


                                                                                              Value of Unexercised
                                                                Unexercised Options at        In-the-Money Options
                                                                   Fiscal Year-End             at Fiscal Year-End
                            Securities        Aggregate                 (#)(3)                      ($)(3)(4)
                           Acquired on          Value
                             Exercise          Realized              Exercisable/                 Exercisable/
Name                          (#)(1)            ($)(2)              Unexercisable                 Unexercisable
-----------------          -----------        ---------          ---------------------         --------------------

Donald W. Busby                Nil               Nil                 680,000/Nil                    0(5)/Nil



NOTES:

(1) Number of common shares of the Corporation acquired on the exercise of stock options.

(2) Calculated using the closing price of common shares of the Corporation on the Canadian Venture Exchange.

(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on the Canadian Venture Exchange on August 31, 2001 of $0.25 per share, less the exercise price of in-the-money stock options.

(5) On December 31, 2001, the Corporation repriced, subject to Canadian Venture Exchange approval, the options to $0.15 per share. The closing price of the Corporation's shares on this date on the Canadian Venture Exchange was $0.14.

                                  Pension Plans

The Corporation does not provide retirement benefits for directors or executive officers.

                      Termination of Employment, Change in
                   Responsibilities and Employment Contracts

The Corporation has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Corporation's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

                            Compensation of Directors

The following table sets forth stock options granted by the Corporation during the financial year ended August 31, 2001 to directors who are not Named Executive Officers of the Corporation:


                                                                                        Market Value of
                                                % of Total                           Securities Underlying
                        Securities Under         Options             Exercise or           Options on
                         Options Granted        Granted in           Base Price          Date of Grant        Expiration
Name                          (#)(1)         Financial Year(2)     ($/Security)(3)        ($/Security)           Date
---------------         ----------------     -----------------      --------------   ---------------------    -----------

Nick DeMare                 100,000               11.76%               0.60(4)                0.59             Jan.25/04
George Muscroft              60,000                7.06%               0.60(4)                0.59             Jan.25/04
Richard Darrow              100,000               11.76%               0.60(4)                0.59             Jan.25/04



NOTES:

(1) The options have no special vesting provisions. The market value of the common shares of the Corporation on the date of grant is the price at which the Corporation's shares closed for trading on the Canadian Venture Exchange on that day. Freestanding SARs have not been granted.

(2)  Percentage of all options granted during the fiscal year.

(3) The exercise price of stock options was set according to the rules of the Canadian Venture Exchange.

(4) On December 31, 2001, the Corporation repriced, subject to Canadian Venture Exchange approval, the options to $0.15 per share. The closing price of the Corporation's shares on this date on the Canadian Venture Exchange was $0.14.

The following table sets forth details of all exercises of stock options/SARs during the financial year ended August 31, 2001 by directors who are not Named Executive Officers of the Corporation and the financial year-end value of unexercised options/SARs:


                                                                                                 Value of Unexercised
                                                                         Unexercised             In-the-Money Options/
                                                                   Options/SARs at Fiscal       SARs at Fiscal Year-End
                          Securities            Aggregate                 Year-End                     ($)(3)(4)
                         Acquired on              Value                    (#)(3)
                           Exercise              Realized               Exercisable/                 Exercisable/
Name                        (#)(1)                ($)(2)                Unexercisable                Unexercisable
------------------       -----------            ---------          ----------------------        ----------------------

Nick DeMare                  Nil                   Nil                 350,000(5)/Nil                   Nil/Nil
George Muscroft              Nil                   Nil                     85,000/Nil                   Nil/Nil
Richard Darrow               Nil                   Nil                    100,000/Nil                   Nil/Nil


NOTES:

(1) Number of common shares of the Corporation acquired on the exercise of stock options.

(2) Calculated using the closing price of common shares of the Corporation on the Canadian Venture Exchange on the date of the exercise, less the exercise price per share.

(3) As freestanding SARs have not been granted, the numbers relate solely to stock options.

(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on the Canadian Venture Exchange on August 31, 2001, less the exercise price of in-the-money stock options.

(5) Includes 250,000 options granted to Chase Management Ltd. ("Chase"), a private company wholly owned by Mr. DeMare.

During the most recently completed financial year ended August 31, 2001, directors received compensation for services provided to the Corporation in their capacities as directors and/or consultants and/or experts as follows:

                               Compensation Table


                                           Annual                All other
                                        Compensation            compensation
Name of Director         Year(1)      - Directors fees       - Consulting fees
----------------         ------       ----------------       -----------------

Nick DeMare               2001             $Nil                  $47,110(2)
George Muscroft           2001             $Nil                     $Nil
Richard Darrow            2001             $Nil                   $4,833


NOTES:

(1)  Financial year ended August 31, 2001.

(2) Paid to Chase for accounting and professional services rendered by Chase personnel. See "Management Contracts".


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the fiscal year ended August 31, 2000, the Corporation provided a relocation loan of US$125,000 to Mr. Donald W. Busby. The loan bears interest at 5% per annum, compounded monthly, and is due on March 27, 2002. As at August 31, 2001, the loan remains outstanding. During the fiscal year ended August 31, 2001, the Corporation received interest income of $9,968.

Other than as described above, no director or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries at any time during the Corporation's last completed financial year, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular and the accompanying financial statements and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, none of the directors or officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since September 1, 2000 (being the commencement of the Corporation's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.


APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of D & H Group, Chartered Accountants as auditors of the Corporation and to authorize the directors to fix their remuneration. D & H Group, Chartered Accountants, were first appointed auditors of the Corporation on November 12, 1987.


MANAGEMENT CONTRACTS

The Corporation has an Administrative Contract with Chase Management Ltd. ("Chase"), of Suite 1305 - 1090 W. Georgia Street, Vancouver, BC, V6E 3V7, a company wholly-owned by Nick DeMare, whereby the Corporation has retained Chase to provide ongoing administrative, accounting and management services. In return for providing such services, Chase is paid a monthly fee of $3,000 plus any out-of-pocket disbursements made by Chase on the Corporation's behalf. The Administrative Contract may be terminated by either party with two months' notice. In addition, the Corporation may engage Chase to perform extra services in which case Chase will charge the Corporation for its employees at competitive rates. Payment for such services have been included as part of "All Other Compensation" of the Summary Compensation Table for Mr. DeMare.

Pursuant to the terms of a Management Contract with DWB Management Ltd. ("DWB"), of Suite 1305 - 1090 W. Georgia Street, Vancouver, BC, V6E 3V7, a company wholly-owned by Donald W. Busby, of 26785 Light Lane, Conifer, Colorado, 80433, the Corporation has retained DWB to provide marketing, consulting and management services. In return for providing such services, DWB is paid a monthly fee of US$7,000 plus any out-of-pocket disbursements made by DWB on the Corporation's behalf. Payment for such services have been included as part of "All Other Compensation" of the Summary Compensation Table for Mr. Busby.


INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the Corporation's Board of Directors with respect to "Stock Options to Insiders" as detailed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.   Share Consolidation

Given the uncertainty in financial markets recently, the Corporation has been exploring ways to maximize shareholder value, including listing the Corporation's shares on a more senior stock exchange, increasing the liquidity of the market for the Corporation's shares, and completing additional financings in order to ensure that the Corporation will continue to meet its current financial obligations. In order to provide the flexibility to achieve these objectives, the Corporation wishes to have shareholders approve a consolidation of the Corporation's shares. The Consolidation would be implemented at such time as management of the Corporation considers that the consolidation would be in the best interests of the shareholders to do so. In addition, the Canadian Venture Exchange generally requires that a Corporation consolidating its capital change its name. Accordingly, Shareholders of the Corporation will be asked at the Meeting to pass a special resolution in the following form:

     "RESOLVED, as a special resolution, that:

     (a) the capital of the Corporation be altered by consolidating all of the issued common shares, every five of such common shares before consolidation being consolidated into one common share;

     (b) if required by the Canadian Venture Exchange, the Board of Directors be and is hereby authorized to change the name of the Corporation to "Trimark Resources Ltd.", or such other name as to be determined by the Board of Directors and approved by the Canadian Venture Exchange and the Registrar of Corporations for the Yukon Territory;

     (c) the Articles of the Corporation be altered to reflect the foregoing changes and the Board of Directors be authorized to have the appropriate officers of the Corporation complete and file such Articles of Amendment with the Registrar of Corporations for the Yukon Territory and to do all such acts and cause the Corporation to execute and deliver all such documents and undertake all such acts as they deem appropriate to give effect to the foregoing resolutions;

     (d) the directors of the Corporation be and are hereby authorized, in their discretion, without further approval of the Shareholders, to delay or abandon the consolidation of share capital and name change before it is enacted; and

     (e) if the consolidation ratio referred to in (a) above is not acceptable to the Canadian Venture Exchange or to the Registrar of Corporations for the Yukon Territory, or is otherwise not suitable to achieve the Corporation's objectives, the Board of Directors be and is hereby authorized to change the consolidation ratio to a consolidation ratio acceptable to the Board of Directors, the Canadian Venture Exchange and the Registrar of Corporations for the Yukon Territory and upon such determination by the Board of Directors, the resolution in (a) shall be deemed to be amended accordingly."

A special resolution requires the favourable vote of not less than two-thirds of the votes cast in person or by proxy at the Meeting.

B.   Stock Options to Insiders

Since the date of the Corporation's last annual general meeting, the Board of Directors, on behalf of the Corporation, amended existing stock options previously granted to certain Insiders, as defined in the Securities Act (British Columbia), the details of which are described herein under the heading "STATEMENT OF EXECUTIVE COMPENSATION". All such options were amended in accordance with the policies of the Canadian Venture

Exchange and accepted for filing by the Canadian Venture Exchange. The Corporation's Board of Directors is desirous of obtaining, at this annual general meeting, the approval of the shareholders to such amendments.

According to the policies of the Canadian Venture Exchange, shareholders approval is required for stock options granted to Insiders of the Corporation if:

      (i) a stock option plan, together with all of the Issuer's previously established or proposed stock option grants, could result at any time in:

          (a) the number of shares reserves for issuance under stock options granted to Insiders exceeding 10% of the outstanding Listed Shares;

          (b) the issuances to Insiders, within a one year period, of a number of shares exceeding 10% of the outstanding Listed Shares; or

          (c) the issuance to any one Insider and such Insider's associates, within a one year period, of a number of shares exceeding 5% of the outstanding Listed Shares; or

     (ii) the  Issuer  is  decreasing   the  exercise  price  of  stock  options
          previously granted to Insiders,

For the purpose of satisfying any and all of the above regulatory requirements the Corporation is seeking the approval of the shareholders, in advance, to each amendment which may be made by the Corporation to the terms of existing stock options remaining outstanding which were granted to Insiders, or to other persons whose stock options as originally constituted were approved by the shareholders of the Corporation and to each grant by the Corporation of new stock options to Insiders and any amendments thereafter to such new options. Any new options will be granted, or any alterations to existing options will be made, in accordance with the policies of the Canadian Venture Exchange. The Corporation is presently classified as a Tier 2 company by the Canadian Venture Exchange. The present policies of the Canadian Venture Exchange with respect to options granted by Tier 2 companies may be summarized as follows:

     (a) The minimum exercise price of an incentive stock option, whether granted for the purchase of Tier 1 or Tier 2 Issuer must not be less than the Discounted Market Price (as defined in the Corporate Finance Manual). If the Issuer does not issue a news release to fix the price, the price will only be guaranteed if the Summary Form - Incentive Stock Options is filed within two days after the date the stock options were granted.

     (b) If incentive stock options are granted within 90 days of a distribution by a Prospectus, the minimum exercise price of such options shall be the greater of the Discounted Market Price and the per share price paid by the public investors for shares acquired under the distribution.

     (c) Any amendment to the terms of an option agreement must be accepted for filing by the Canadian Venture Exchange prior to the amendment becoming effective.

     (d) Options may be granted for a period of up to five years by a Tier 2 Corporation.

     (e) An individual may only receive grants of up to 5% of the issued shares of the Corporation on a yearly basis.

     (f) The option may only be exercised while the optionee is a director, employee, consultant or management company employee or within a period of not more than 90 days after ceasing to be in at least one of these categories.

     (g) If the optionee is engaged in investor relations activities, the option may only be exercised while the optionee is engaged in the investor relations activities or within a period of not more than 30 days after ceasing to be employed to provide investor relations activities.

     (h) All stock options and any shares issued on the exercise of stock options must be legended with a four month Exchange hold period from the date the stock options are granted.

Accordingly, the shareholders will be asked at the annual general meeting to pass an ordinary resolution in the following terms:

     "RESOLVED that any alterations to and/or exercise of outstanding stock options held by insiders of the Corporation and the granting, alteration and/or exercise of new stock options to insiders of the Corporation at any time until the next annual general meeting, on terms within the policies of the Canadian Venture Exchange in effect at the time of alteration or granting, be approved."

An ordinary resolution requires the favourable vote of a simple majority (51%) of the votes cast in person or by proxy at the Meeting.


ANY OTHER MATTERS

Management of the Corporation knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Vancouver, British Columbia, this 15th day of January, 2002.


                       BY ORDER OF THE BOARD OF DIRECTORS


                                 /s/ Nick DeMare
                              Nick DeMare, Director

                             TRIMARK OIL & GAS LTD.

                               INSTRUMENT OF PROXY

                 THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

If a shareholder cannot attend the meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Corporation, to vote according to the shareholder's instructions. To appoint someone other than the persons named below, please cross off the management appointee name or names and insert your appointed proxyholder's name in the blank space provided. Sign and date the proxy form and return the proxy form.

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF TRIMARK OIL & GAS LTD. (THE "CORPORATION") HEREBY APPOINTS NICK DEMARE, OR FAILING HIM, HARVEY LIM, OR INSTEAD OF EITHER OF THE FOREGOING, _______________________________________, OR
FAILING HIM, _______________________________________, (HEREINAFTER CALLED THE
"NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD IN VANCOUVER, BRITISH COLUMBIA, ON THURSDAY, THE 21st DAY OF FEBRUARY, 2002, AT THE HOUR OF 10 O'CLOCK IN THE FORENOON (LOCAL TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1.   To determine the number of directors of the Corporation at four.

     VOTE FOR                         or VOTE AGAINST
              ----------------------                  ------------------------

2. To elect each of the following persons as a director of the Corporation for the ensuing year:

     Donald W. Busby            VOTE FOR            WITHHOLD VOTE
                                          ---------                 ---------
     Nick DeMare                VOTE FOR            WITHHOLD VOTE
                                          ---------                 ---------
     George Muscroft            VOTE FOR            WITHHOLD VOTE
                                          ---------                 ---------
     Dick Darrow                VOTE FOR            WITHHOLD VOTE
                                          ---------                 ---------

3. To appoint D & H Group, Chartered Accountants, as Auditors for the Corporation for the ensuing year at a remuneration to be fixed by the directors.

     VOTE FOR                         WITHHOLD VOTE
              ----------------------                  ------------------------

4. To pass a special resolution approving a consolidation of all of the Corporation's common shares, every five of such shares without par value being consolidated into one new common share or to such other consolidation ratio as may be deemed more suitable to meet the Corporation's objectives and is acceptable to the Board of Directors, the Canadian Venture Exchange and the Registrar of Corporations for the Yukon Territory, and if required by the Canadian Venture Exchange, to approve a name change to "Trimark Resources Ltd." or such other name as may be determined by the Board of Directors and approved by the regulatory authorities, as more particularly described in the accompanying Information Circular.

     VOTE FOR                         or VOTE AGAINST
              ----------------------                  ------------------------

5. To approve any alterations to, and/or exercise of, outstanding stock options held by insiders of the Corporation and the granting, alteration and/or exercise of new stock options to insiders of the Corporation at any time until the next annual general meeting, on terms within the policies of the Canadian Venture Exchange in effect at the time of alteration or granting.

     VOTE FOR                         or VOTE AGAINST
              ----------------------                  ------------------------

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, (IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS), and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the President's Report to Shareholders, the Quarterly Report of the Corporation for its fourth fiscal quarter which contains the Corporation's audited consolidated financial statements for the fiscal year ended August 31, 2001, the Notice of Annual General Meeting of Shareholders, the accompanying Information Circular dated as of January 15, 2002 and the Notes hereto and the Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A. THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE SHAREHOLDER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE SHAREHOLDER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED SHAREHOLDER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A CORPORATION, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE CORPORATION MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL SHAREHOLDER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B. A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 4TH FLOOR, 510 BURRARD STREET, VANCOUVER, B.C., NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

C. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

D. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE SHAREHOLDER(S).

DATED this _________ day of ____________________ , 2002.

(NOTE TO SHAREHOLDER:  PLEASE INSERT DATE OF EXECUTION)


------------------------------------
Signature of Member

------------------------------------
Name of Member (please print)

------------------------------------
Address of Member

------------------------------------
City/Province

------------------------------------
Number of Shares Held

                             ANNUAL RETURN CARD FORM
                   (REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO:      REGISTERED AND NON-REGISTERED
         SHAREHOLDERS OF TRIMARK OIL & GAS LTD. (the "Corporation")


National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to the Corporation at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7.

                           ***************************



Name of Registered/
Non-Registered Shareholder:             ----------------------------------------
                                        (Please print)

Address:                                ----------------------------------------

                                        ----------------------------------------

                                        ----------------------------------------


Postal/Zip Code:                        ----------------------------------------


Signature:  ----------------------------------------

Date:       ----------------------------------------






                 I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
                                 (please circle)

                      SHAREHOLDER OF TRIMARK OIL & GAS LTD.


                          *****************************